EXHIBIT 99.1

EXPORT DEVELOPMENT CANADA SUPPLEMENTAL INFORMATION

BACKGROUND

Export Development Canada (“EDC” or the “Corporation”) supports and develops Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. EDC offers financing, guarantee, insurance and equity products and services to Canadian exporters and investors and their international buyers. To the greatest extent possible, EDC operates on a financially self-sustaining basis in accordance with commercial principles.

In addition, EDC may provide support in the domestic market without the requirement for ministerial approval. In line with EDC’s export-related mandate, regulations under the Export Development Act allow EDC to provide domestic support (financing, guarantees and insurance) to companies that have at least 50% of their total annual business volume in the export and foreign markets. EDC will also be required to ensure that its domestic transactions complement those of the Business Development Bank of Canada and private sector institutions.

Crown Corporation Status

EDC is an agent of Her Majesty in right of Canada and is a Crown corporation whose shares shall be held in trust for Her Majesty. Crown corporations are established by the Parliament of Canada for many purposes, including the administering and managing of public services in which business enterprise and public accountability can be combined. EDC is ultimately accountable for the conduct of its affairs to Parliament through the Minister of International Trade. EDC was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada.

Financial Administration Act

The Financial Administration Act establishes a basic system of financial and budgetary controls for federal government departments and Crown corporations. EDC is governed by the Act and by general provisions of the Financial Administration Act in respect of management, books of account, records, auditing and reporting. Under the Financial Administration Act, the Governor in Council may give directives to Crown corporations when in the public interest to do so, and the directors of a Crown corporation who are given such a directive must ensure that it is implemented in a prompt and efficient manner.

Under the Financial Administration Act, EDC must submit a corporate plan to the Minister of International Trade for the approval of the Governor in Council on the recommendation of the Minister of International Trade and, if required by the regulations, the Minister of Finance. Following approval, a summary is laid before each House of Parliament by the Minister of International Trade, after which time the summary becomes a publicly available document. The corporate plan sets forth, among other things, information regarding EDC’s major business and activities and includes both an operating budget and capital budget (the “Budgets”) dealing with EDC’s financial operations for EDC’s next fiscal year. The Budgets are approved by the Treasury Board on the recommendation of the Minister of International Trade.

The Financial Administration Act also requires that EDC’s annual financial statements be prepared in accordance with International Financial Reporting Standards (“IFRS”). An annual independent auditor’s report is prepared in respect of EDC’s financial statements and certain other matters, which report is addressed to the Minister of International Trade. EDC is ultimately accountable to Parliament. An Annual Report on EDC’s operations for the past year, including the annual financial statements and independent auditor’s report, must be submitted to, inter alia, the Minister of International Trade. The Annual Report is referred for detailed consideration to the committee of Parliament which has been designated or established to review matters relating to the business and activities of EDC.

International Financial Reporting Standards

EDC’s consolidated financial statements are prepared by management in accordance with International Financial Reporting Standards on a consistent basis. The integrity and objectivity of the data in the consolidated financial statements are management’s responsibility.

FUNDING AND CASH MANAGEMENT ACTIVITIES

Authority to Borrow

EDC may, pursuant to a standing resolution of the Board of Directors and with the approval of the Minister of Finance of Canada, borrow money by any means, including issuing and selling bonds, debentures, notes or other evidence of indebtedness. In addition, the Minister of Finance may, at the request of EDC, lend money to EDC out of the Consolidated Revenue Fund on such terms and conditions as are fixed by the Minister of Finance.

Funding Policy and Practice

It is anticipated that undisbursed commitments under signed loan agreements will be disbursed as goods and services are delivered or progress on projects is achieved, the average period of disbursement being typically two years. The Corporation expects to fund these commitments near the time of disbursement by issuing principally debt instruments in international capital markets at commercial rates of interest, while generally attempting to match debt maturities and currencies with those of its loans at the time of commitment. As a result of the above funding practice, EDC cannot determine the cost of funding its loans at the time of commitment.

Funding Experience

Prior to 1972, all EDC cash requirements were funded from the Consolidated Revenue Fund. In 1972, EDC began issuing short-term notes in the Canadian money market; in 1979, U.S. dollar short-term notes in the United States money market; in 1985, Euro-Treasury notes in Europe; and in 1988, Registered Claims in Europe. In 1997, EDC launched a European commercial paper program which replaced the Registered Claims program. In 2014, EDC launched a Mexican Short Term Debt Certificates Program which it cancelled in 2016. During the year ended December 31, 2016, the limit for short-term borrowing was USD 14 billion.

In 1976, EDC began a program of capital market borrowings. Since then, medium- and long-term notes have been issued in Canadian, United States, European and Asian and Antipodean capital markets. At December 31, 2016, EDC had outstanding borrowings in the medium- and long-term private and public capital markets of approximately CAD 40 billion.

Borrowing Limits

EDC’s borrowings are limited to an amount equal to fifteen times the aggregate of its current paid-in capital and its retained earnings determined in accordance with the previous year’s audited financial statements. At December 31, 2016, this limit was CAD 137.5 billion, with EDC’s outstanding borrowings equal to CAD 49.1 billion.

Debt Record

EDC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

Cash Management Activities

Cash balances are maintained in the form of interest bearing bank deposits. Surplus funds are invested in securities in accordance with conditions as prescribed by the Minister of Finance. At December 31, 2016, cash amounted to CAD 330 million and marketable securities amounted to CAD 7,059 million.

EXPORT DEVELOPMENT PROGRAMS

Financing Services

EDC provides various types of financing services in support of Canadian exporters and investors.

The Export Guarantee Program (EGP) supports the financing needs of Canadian exporters through the provision of risk-sharing guarantees issued to their financial institutions covering a broad range of needs from working capital to foreign investment. The maximum EGP is up to USD 10 million, with an average transaction size of CAD 1 million.

The EDC Guarantee Program – Buyer Financing (EGP- Buyer) is focused on providing guarantees to financial institutions to support the purchase of goods and services from Canadian exporters. This program focuses on transactions up to USD 10 million where we provide a 100% guarantee to the bank to backstop direct loans they provide to foreign buyers of Canadian exports.

The EDC Guarantee Program – Foreign Affiliate (EGP-FA) serves to provide guarantees to financial institutions to support various financing needs of foreign affiliates of Canadian exporters. As with the other EGP solutions, this program focuses on transactions up to USD 10 million. We provide a 100% guarantee to the bank to backstop direct loans they provide to foreign affiliates of Canadian exporters.

The International Financing – Direct (IFD) (formerly Commercial Market Financing (CMF)) program provides financing to Canadian companies for their foreign operations (foreign acquisitions, term loans and working capital loans for the foreign subsidiary). IFD also provides financing to foreign buyers, and to exporters’ domestic operations, where necessary to help fill gaps left by commercial lenders.

The Corporate and Asset-Backed Lending (CABL) program provides buyer financing (both to support exports as well as CDIA and ‘pull strategies’); working capital lines for exporters; and, lines of credit to foreign buyers and foreign banks (as intermediaries).

The Structured and Project Finance group specializes in deploying higher risk loans to projects (as opposed to mature corporate entities) which carry limited recourse to the corporate sponsors behind them. These loans would be used to build out Greenfield (startup) projects, finance major project expansions or support the acquisition of infrastructure assets.

Insurance and Other Contingent Liability Programs

Facilities for Exporters

Credit insurance: EDC provides insurance against political and commercial risks that may cause losses in respect of export sales of goods or services. Generally, the risks that are insured are non-payment arising from insolvency or default of the buyer, repudiation or termination of contract by the buyer, currency transfer and conversion restrictions, war or revolution, and cancellation or non-renewal of export or import permits. EDC usually assumes 90% of the risk and the exporter assumes 10% of the risk. Insurance is available to cover sales of commodities and services on short-term credit terms generally up to 180 days, and sales of capital goods and services on credit terms generally up to five years. EDC can insure multiple export sales transactions under a single policy.

Performance security insurance: Insurance coverage is provided to exporters against losses resulting from wrongful calls (or justified rightful calls outside the exporter’s control) on bank instruments (standby letters of credit or letters of guarantee). Indemnity is normally for 95% of losses and the duration of the insurance policy matches the duration of the bank instrument.

Facilities for Investors

Political risk insurance: EDC provides political risk insurance to Canadian companies that make investments and/or hold assets in foreign countries. EDC’s insurance covers losses due to four specific political risks: (a) expropriation, (b) transfer and convertibility (inability to repatriate currency), (c) political violence (including war or revolution) and (d) nonpayment of an arbitration award by a sovereign or state-owned company. The duration of coverage usually ranges from one year to a maximum of 15 years.

Facilities for Financial Institutions and Insurers

Trade finance obligations: EDC provides up to 90% coverage to Canadian financial institutions (95% for bulk agricultural transactions) for non-payment losses that could result under various instruments entered into between a Canadian bank and a foreign bank in connection with trade transactions. Acceptable types of instruments include documentary letters of credit, trade loans, promissory notes, syndicated loans and standby letters of credit. Insurance provided is normally for a period of 180 days or less. EDC also insures banks against 90% of losses incurred in respect of purchases of trade-related accounts with duration of coverage normally up to 180 days.

Performance bonds, surety and other bonding: EDC issues guarantees to financial institutions and reinsurance to surety insurers in connection with standby letters of credit or letters of guarantee required from exporters (commonly referred to as bonds) and surety bonds. EDC’s guarantee or reinsurance covers up to 100% of losses the financial institution or insurer incurs if the exporter’s bond is called. The duration of the guarantee or surety reinsurance matches the duration of the bond. If the bond is called, and EDC pays a claim, EDC has recourse to the exporter under an indemnity agreement.

Foreign Exchange Facility Guarantee (FXG): EDC issues guarantees to financial institutions that replace 100% of an exporter’s collateral requirement with respect to a foreign exchange contract facility with that financial institution. In the event that the exporter does not close the foreign exchange contract on the settlement date or honor a margin call on the margin call date, the guarantee will be called. EDC has recourse to the exporter under an indemnity agreement. EDC has started offering a similar coverage to banks in respect of an exporter’s commodity price hedging contracts, which is currently restricted to oil and gas hedges.

Nonhonoring sovereign obligations: EDC provides up to 95% insurance to financial institutions against nonpayment of loans made to, or guarantees received from, foreign governments or state-owned enterprises. The duration of the insurance policy matches the duration of the loan and can range from one to 20 years.

Political risk insurance: EDC provides 100% insurance coverage to financial institutions against nonpayment of loans to foreign borrowers, when that nonpayment is caused by three specific political risks: (a) expropriation, (b) transfer and convertibility (inability to repatriate currency) or (c) political violence (including war or revolution). The duration of the insurance policy matches the duration of the loan and can range from one to 20 years.

Reinsurance:  EDC offers reinsurance to private sector insurers on their credit insurance policies on either a policy basis or on an individual buyer basis. Typically EDC shares the credit risk with the private sector insurer but does also provide 100% reinsurance.

Exchange of Information

Through EDC’s membership in the International Union of Credit and Investment Insurers (Berne Union), and indirectly through Canada’s membership in organizations such as the Organization for Economic Cooperation and Development, the International Bank for Reconstruction and Development and the International Monetary Fund, EDC exchanges financial, credit, and business information with other members.

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